EXHIBIT 5.2

[Letterhead of Linklaters Loesch]

To:  Telecom Italia Capital

287-289, route d’Arlon

L-1150 Luxembourg

10 June 2004

Dear Sirs,

Re: Telecom Italia Capital: Offer to exchange all outstanding US$ 1,000,000,000 4.000 % Guaranteed Series A Senior Notes due 2008, all outstanding US$ 2,000,000,000 Series B 5.250 % Guaranteed Senior Notes due 2013 and all outstanding US$ 1,000,000,000 Series C 6.375 % Guaranteed Senior Notes due 2033 guaranteed by Telecom Italia S.p.A. (the “Notes”) for registered US$ 1,000,000,000 4.000 % Guaranteed Series A Senior Exchange Notes due 2008, US$ 2,000,000,000 Series B 5.250 % Guaranteed Senior Exchange Notes due 2013 and US$ 1,000,000,000 Series C 6.375 % Guaranteed Senior Exchange Notes due 2033 (the “Exchange Notes”)

1	Introduction

We have acted as Luxembourg legal advisers to Telecom Italia Capital (the “Company”) in connection with the exchange offer to the holders of the Notes to exchange their Notes for Exchange Notes(the “Exchange”).

2	Scope of Inquiry

For the purpose of this opinion, we have examined the following documents (the documents mentioned in paragraphs 2.2 to 2.4, the “Transaction Documents”):

2.1	a copy of the Form F-4 Registration Statement under the Securities Act of 1933 as filed with the Securities and Exchange Commission on the date hereof (the “Registration Form”);

2.2	a copy of the Indenture dated 29 October 2003 between the Company, Telecom Italia S.p.A. as Guarantor (the “Guarantor”) and JP Morgan Chase Bank, as Trustee (the “Trustee”) (the “Indenture”);

2.3	a copy of the first supplemental indenture dated 29 October 2003 between the Company, the Guarantor and the Trustee (the “First Supplemental Indenture”);

2.4	a copy of an excerpt of the resolutions of the Board of Directors of the Company, authorizing the issue of the Notes and of the Exchange Notes dated 16 October 2003 (the “Resolutions”);

2.5	a copy of the coordinated articles of incorporation of the Company dated 16 January 2003; and

2.6	an excerpt of the Luxembourg Register of Commerce and Companies dated 17 May 2004.

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Terms defined in the Transaction Documents shall have the same meaning herein, unless the context requires otherwise and subject to any contrary indication.

3	Assumptions

For the purposes of this opinion, we have assumed:

3.1	the genuineness of all signatures on all documents submitted to us as originals and the completeness and conformity to originals thereof of all documents submitted to us as copies or specimens;

3.2	the due authorization, execution and delivery of the Transaction Documents by the parties thereto other than the Company, and the power, authority and legal right of the parties thereto other than the Company to enter into, execute, deliver and perform their respective obligations thereunder, and compliance with all applicable laws and regulations, other than Luxembourg law;

3.3	that all authorizations and consents of any country other than the Grand-Duchy of Luxembourg (“Luxembourg”) which may be required for the Company in connection with the execution, delivery and performance of the Transaction Documents and the issue of the Notes, the issue of the Exchange Notes and the Exchange have been or will be obtained;

3.4	to the extent that the relevant documents are governed by New York law, that all such relevant documents are valid, binding and enforceable under New York law;

3.5	that the Exchange Notes will not be the subject of a public offering in Luxembourg unless and until the relevant requirements of Luxembourg law concerning public offerings of securities have been fulfilled;

3.6	that an application has been or will be made by the Company for listing of the Exchange Notes on the Luxembourg Stock Exchange;

3.7	that proceedings pertaining to the Transaction Documents will be brought in New York courts; and

3.8	that the names of the holder(s) of the Exchange Notes in registered form will be duly entered into the Noteholder’s Register.

4	Opinion

Based on the documents referred to in paragraph 2 above, subject to the assumptions made in paragraph 3 above and subject to the qualifications in paragraph 5 below and subject further to any matters not disclosed to us, we are of the following opinion:

4.1	The Company is a company with limited liability (société anonyme) duly organized and validly existing under the laws of Luxembourg.

4.2	The Company has the necessary corporate power to enter into the Transaction Documents and to issue the Exchange Notes and perform its obligations thereunder.

4.3	Each of the Transaction Documents and the Exchange Notes has been duly authorized by the Company, and each of the Transaction Documents has been duly executed and delivered by the Company.

4.4	Each of the Transaction Documents constitutes legal, valid and binding obligations of the Company enforceable against the Company.

4.5	The certificates evidencing the promise of the Company to make certain payments to the registered holders of the Exchange Notes, when duly executed by an authorised representative of the Company appointed in the Resolutions, have been duly executed and delivered and the Exchange Notes, when the holders of the Exchange Notes in registered form have been duly registered in the Noteholders’ Register, will be issued and constitute the valid and legally binding obligations of the Company enforceable in accordance with their terms.

4.6	No consent, authorization, approval or order of or filing with any governmental or regulatory commission, board, authority or agency of Luxembourg or any subdivision thereof is required to be obtained or made by the Company in connection with the execution, delivery and performance by the Company of the Transaction Documents.

4.7	The execution, delivery and performance of the Transaction Documents by the Company do not, and the issue and sale of the Exchange Notes and consummation by the Company of the transactions contemplated thereby will not (i) result in a violation of the articles of incorporation of the Company or (ii) result in a violation of any statute, order, rule or law having the force of law in Luxembourg.

4.8	The choice of New York law to govern each of the Transaction Documents and the Exchange Notes will be recognized by the courts of Luxembourg and the Company can sue and be sued in its own name under the laws of Luxembourg.

4.9	The irrevocable submission of the Company to the non-exclusive jurisdiction of any state or federal court located in the Borough of Manhattan, The City of New York, New York (each a “New York Court”), the waiver by the Company of any objection to the venue of proceedings of a New York Court (as defined below) and the agreement of the Company that the Transaction Documents and the Exchange Notes shall be governed by and construed in accordance with the laws of the State of New York are legal, valid and binding; there is no provision of Luxembourg law that would render service of process in the manner set forth in the Transaction Documents and the Exchange Notes invalid; the judgment obtained in a New York Court arising out of or in relation to the obligations of the Company under the Transaction Documents and the Exchange Notes would be enforceable against the Company in the courts of Luxembourg, subject to applicable exequatur proceedings.

Any final judgment rendered by any New York Court in an action to enforce the obligations of the Company under the Transaction Documents or the Exchange Notes will be enforceable in Luxembourg subject to Luxembourg ordinary rules on enforcement (“exequatur”) of foreign judgments. Pursuant to such rules, an enforceable judgment rendered by any United States (‘U.S.’) federal or state court based on contract would not directly be enforceable in Luxembourg. However, a party who obtains a judgment in a U.S. court may initiate enforcement proceedings in Luxembourg (“exequatur”), by requesting enforcement of the U.S. judgment from the District Court (“Tribunal d’Arrondissement”), pursuant to Section 678 of the New Luxembourg Code of Civil Procedure. The District Court will authorise the enforcement in Luxembourg of the U.S. judgment if it is satisfied that the following conditions are met:

-	the U.S. judgment is enforceable (“exécutoire”) in the U.S.;

-	the jurisdiction of the U.S. court is founded according to Luxembourg private international law rules and to the applicable domestic U.S. federal or state jurisdiction rules;

-	the U.S. court has applied to the dispute the substantive law which would have been applied by Luxembourg courts;

-	the principles of natural justice have been complied with; and

-	the U.S. judgment does not contravene Luxembourg international public policy.

In practice, Luxembourg courts tend not to review the merits of the foreign judgment, although there is no clear statutory prohibition of such review.

4.10	The Company is not entitled to any immunity on the basis of sovereignty or otherwise in respect of its obligations under the Transaction Documents and the Exchange Notes.

5	Qualifications

Our opinion as to the enforceability of the Transaction Documents and the Notes is subject to the following qualifications:

5.1	The binding effect and validity of the Transaction Documents and the Exchange Notes and their enforceability against the Company are subject to all limitations by reason of bankruptcy, insolvency, moratorium, controlled management, general settlement with creditors, reorganization, or similar laws relating to or affecting the rights of creditors generally.

5.2	Any obligation to pay a sum of money in a currency other than the euro will be enforceable in Luxembourg in terms of euro only. Monetary judgements may be expressed in a foreign currency or its euro equivalent at the time of judgement or payment.

5.3	Certain obligations other than payment of money obligations may not be the subject of specific performance pursuant to Court orders, but may result in damages only.

5.4	Any certificate or determination which would by contract be deemed to be conclusive may not be upheld in a Luxembourg Court.

5.5	A Luxembourg Court may refuse to give effect to a purported contractual obligation to pay costs imposed upon another party in respect of the costs of any unsuccessful litigation brought against that party before a Luxembourg Court and the Luxembourg Court may not award by way of costs all of the expenditure incurred by a successful litigant in proceedings brought before a Luxembourg Court.

5.6	The provisions in jurisdiction clauses contained in some of the Transaction Documents whereby the taking of proceedings in one or more jurisdictions shall not preclude the taking of proceedings in any other jurisdiction, whether concurrently or not, might not be enforceable in a Luxembourg Court. If proceedings were previously commenced between the same parties and on the same grounds as proceedings in Luxembourg, a plea of pendency might be entered in the Luxembourg Court and proceedings stayed pending the termination of the proceedings abroad.

5.7	A contractual provision allowing the service of process against the Company to a service agent or any other third party appointed to such effect could be overridden by Luxembourg statutory provisions allowing the valid service of process against the Company in accordance with applicable laws at the registered office of the Company.

5.8 Claims may become barred under statutory limitations period rules.

5.9	Claims may be or become subject to defenses of set-off or counterclaims.

5.10	We do not express any opinion as to any taxation matters.

5.11	We express no opinion as to the accuracy of any warranties given by the Company (expressly or impliedly) under or by virtue of the Transaction Documents, save if and insofar as the matters warranted are the subject of specific opinions in this matter.

5.12	Where obligations are to be performed in a jurisdiction outside Luxembourg they may not be enforceable in Luxembourg to the extent that performance would be illegal under the laws of that other jurisdiction.

5.13	The admissibility as evidence of any Note or the Transaction Documents before a Luxembourg Court or Public Authority (“autorité constituée”) to which the Exchange Notes or the Transaction Documents are produced may require that the Exchange Notes or the Transaction Documents come with a complete or partial translation into French or German.

5.14	Obligations to make payments that may be regarded as penalties might not be enforceable.

5.15	According to Luxembourg law any term of any of the agreements herein referred to may be amended with the agreement of all the parties thereto orally or by conduct by the parties thereto, notwithstanding any provision to the contrary contained therein.

5.16	We reserve our opinion as to the extent to which a Luxembourg court would, in the event of any relevant illegality, sever the offending provisions and enforce the remainder of the transaction of which such provision forms a part, notwithstanding any express provisions in this regard.

5.17	According to Luxembourg law, the certificated registered Exchange Notes do not represent ownership of registered Exchange Notes but are certificates evidencing the entries in the Noteholders’ register maintained at the registered office of the Company (the “Noteholders’ Register”). In case of discrepancy between these certificates, any register of noteholders maintained outside the registered office of the Company and the Noteholders’ Register maintained at the registered office of the Company, the entries into the Noteholders’ Register maintained at the registered office of the Company shall prevail as a rule.

5.18	In the absence of any case law, contractual clauses stipulating that money held by persons which are Luxembourg entities or persons will be held in trust in Luxembourg might not be recognised by Luxembourg courts.

This opinion is given on the basis that there will be no amendment to or termination or replacement of any of the documents, authorizations and consents referred to in paragraph 2 above.

6	European Union Savings Tax Directive

On 3 June 2003 the EU Council of Economic and Finance Ministers adopted a new directive regarding the taxation of savings income. The directive is scheduled to be applied by Member States as from 1 January 2005, provided that certain non-EU countries and territories adopt similar measures from the same date. Under the directive each Member State will be required to provide to the tax authorities of another Member State details of payments of interest or other similar income paid by a person within its jurisdiction to or for the benefit of an individual resident in that other Member State. However, Austria, Belgium and Luxembourg may instead apply a withholding system for a transitional period in relation to such payments, deducting tax at the rate of 15%, this rate rising over time to 35%. The transitional period is to commence on the date from which the directive is to be applied by Member States and to terminate at the end of the first fiscal year following agreements by certain non-EU countries with EU Member States to the exchange of information relating to such payments.

7	Luxembourg Law

This opinion speaks as of its date and is confined to, and is solely given on the basis of, the laws of Luxembourg as applied by the Luxembourg Courts and as presently in force. We undertake no responsibility to notify any addressee of this opinion of any change in the laws of Luxembourg or their construction or application after the date of this opinion.

In this opinion, Luxembourg legal concepts are expressed in English terms and not in their original French terms. The concepts concerned may not be identical to the concepts described by the same English terms as they exist under the laws of other jurisdictions. This opinion may, therefore, only be relied upon under the express condition that it is given under Luxembourg law and that any issues of interpretation arising thereunder will be governed by Luxembourg law and be brought before a Luxembourg court.

We express no opinion as to any laws other than the laws of Luxembourg and we have assumed that there is nothing in any other law that affects our opinion. In particular, we have made no independent investigation of the laws of New York as the basis for the opinion stated herein and we do not express or imply any opinion on such laws.

8	Reliance

This opinion is furnished to you in connection with the filing of the Registration Statement and is not to be used, circulated, quoted or otherwise relied upon for any other purpose.

We consent to the filing of this opinion as an exhibit to the Registration Form and to the use of our name under the heading “Legal Matters” in the prospectus included in the Registration Form. In giving such consent, we do not hereby concede that we are within the category of persons whose consent is required under Section 7 of the U.S. Securities Act of 1933, as amended, or the rules and regulations of the U.S. Securities and Exchange Commission thereunder.

Yours faithfully,

Linklaters Loesch

by

/S/    JANINE BIVER